Exhibit 99.1

[Tel Aviv Stock Exchange Logo]

Tel-Aviv Stock Exchange

29 October 2015
256235

To:
Members of the Stock Exchange

Honored Members,

Re: Silicom Ltd. (the "Company")

Further to the Company's Press Release dated October 26, 2015, regarding its request to delist its ordinary shares from trading on the Tel Aviv Stock Exchange (the "TASE"), we hereby inform you that the Company's ordinary shares (securities' number 1082692) will be delisted from trading on the TASE on January 28, 2016.

The last trading day in the Company's ordinary shares on the TASE shall be January 26, 2016.

Sincerely,
(-)
Listed Companies Liaison Unit

Tel - Aviv Stock Exchange Ltd.

2 Ahuzat Bayit St, Tel Aviv, 6525216 ● POB 29060 Tel Aviv 6129001 ● Tel: 076-8160411, Fax: 03-5105379
www.tase.co.il